 Exhibit 99.54

Volaris announces it has been selected as an index component of the Dow Jones Sustainability MILA Pacific Alliance Index

Mexico City, Mexico. November 23, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, announces that effective as of November 23rd, 2020; it has been selected as an index component of the Dow Jones Sustainability (DJSI) MILA Pacific Alliance Index.

Mr. Manjit Jus, Global Head of ESG Research and Data, S&P Global said: “We congratulate Volaris for being included in the DJSI. A DJSI distinction is a reflection of being a sustainability leader in your industry. With a record number of companies participating in the 2020 Corporate Sustainability Assessment and more stringent rules for inclusion this year, this sets Volaris apart and rewards your continued commitment to people and planet.”

El DJSI MILA Pacific Alliance is composed by 62 companies with the highest sustainability score selected by the SAM rating agency (currently part of the S&P family) in the Pacific Alliance region, which includes Chile, Colombia, México and Perú; Volaris is the only Latin American airline that has been selected as part of the index.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations March 2006, Volaris has increased its routes from five to more than 171 and its fleet from four to 84 aircraft. Volaris offers more than 345 daily flight segments on routes that connect 44 cities in Mexico and 25 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100